Mail Stop 4561

October 9, 2009

Mr. Tom W. Olofson
Chairman of the Board and Chief Executive Officer
Epiq Systems, Inc.
501 Kansas Avenue
Kansas City, KS 66105-1300

      Re: Epiq Systems, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 4, 2009
             File No. 000-22081

Dear Mr. Olofson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Stephen Krikorian
                Accounting Branch Chief